Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Frontline 2012 Ltd.

Commission File No. for Registration Statement
on Form F-4 filed by Frontline Ltd.: 333-206542

The following is a an amended version of the presentation by Frontline Ltd. dated November 24, 2015, announcing Frontline Ltd.'s third quarter 2015 results.  The original version was filed with the Securities and Exchange Commission on November 24, 2015.

 ’  Q3 2015 Results  World leader in the international seaborne transportation of crude oil  November 24, 2015  *

 ’  Forward Looking Statements  MATTERS DISCUSSED IN THIS DOCUMENT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES SAFE HARBOR PROTECTIONS FOR FORWARD-LOOKING STATEMENTS IN ORDER TO ENCOURAGE COMPANIES TO PROVIDE PROSPECTIVE INFORMATION ABOUT THEIR BUSINESS. FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS CONCERNING PLANS, OBJECTIVES, GOALS, STRATEGIES, FUTURE EVENTS OR PERFORMANCE, AND UNDERLYING ASSUMPTIONS AND OTHER STATEMENTS, WHICH ARE OTHER THAN STATEMENTS OF HISTORICAL FACTS.FRONTLINE DESIRES TO TAKE ADVANTAGE OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND IS INCLUDING THIS CAUTIONARY STATEMENT IN CONNECTION WITH THIS SAFE HARBOR LEGISLATION. THE WORDS “BELIEVE,” “ANTICIPATE,” “INTENDS,” “ESTIMATE,” “FORECAST,” “PROJECT,” “PLAN,” “POTENTIAL,” “WILL,” “MAY,” “SHOULD,” “EXPECT” “PENDING” AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS.THE FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT ARE BASED UPON VARIOUS ASSUMPTIONS, MANY OF WHICH ARE BASED, IN TURN, UPON FURTHER ASSUMPTIONS, INCLUDING WITHOUT LIMITATION, MANAGEMENT'S EXAMINATION OF HISTORICAL OPERATING TRENDS, DATA CONTAINED IN FRONTLINE’S RECORDS AND OTHER DATA AVAILABLE FROM THIRD PARTIES. ALTHOUGH FRONTLINE BELIEVES THAT THESE ASSUMPTIONS WERE REASONABLE WHEN MADE, BECAUSE THESE ASSUMPTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT AND ARE BEYOND FRONTLINE’S CONTROL, YOU CANNOT BE ASSURED THAT FRONTLINE WILL ACHIEVE OR ACCOMPLISH THESE EXPECTATIONS, BELIEFS OR PROJECTIONS. FRONTLINE UNDERTAKES NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENT TO CONFORM THE STATEMENT TO ACTUAL RESULTS OR CHANGES IN EXPECTATIONS.MPORTANT FACTORS THAT, IN FRONTLINE’S VIEW, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION: THE STRENGTH OF WORLD ECONOMIES AND CURRENCIES, GENERAL MARKET CONDITIONS, INCLUDING FLUCTUATIONS IN CHARTERHIRE RATES AND VESSEL VALUES, CHANGES IN DEMAND IN THE TANKER MARKET, INCLUDING BUT NOT LIMITED TO CHANGES IN OPEC'S PETROLEUM PRODUCTION LEVELS AND WORLD WIDE OIL CONSUMPTION AND STORAGE, CHANGES IN FRONTLINE’S OPERATING EXPENSES, INCLUDING BUNKER PRICES, DRYDOCKING AND INSURANCE COSTS, THE MARKET FOR FRONTLINE’S VESSELS, AVAILABILITY OF FINANCING AND REFINANCING, ABILITY TO COMPLY WITH COVENANTS IN SUCH FINANCING ARRANGEMENTS, FAILURE OF COUNTERPARTIES TO FULLY PERFORM THEIR CONTRACTS WITH US, CHANGES IN GOVERNMENTAL RULES AND REGULATIONS OR ACTIONS TAKEN BY REGULATORY AUTHORITIES, POTENTIAL LIABILITY FROM PENDING OR FUTURE LITIGATION, GENERAL DOMESTIC AND INTERNATIONAL POLITICAL CONDITIONS, POTENTIAL DISRUPTION OF SHIPPING ROUTES DUE TO ACCIDENTS OR POLITICAL EVENTS, VESSEL BREAKDOWNS, INSTANCES OF OFF-HIRE AND OTHER IMPORTANT FACTORS.  FOR A MORE COMPLETE DISCUSSION OF THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH FRONTLINE’S BUSINESS, PLEASE REFER TO FRONTLINE’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, ITS ANNUAL REPORT ON FORM 20-F.THIS PRESENTATION IS NOT AN OFFER TO PURCHASE OR SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE OR SELL, ANY SECURITIES OR A SOLICITATION OF ANY VOTE OR APPROVAL. IN CONNECTION WITH THE PROPOSED TRANSACTION BETWEEN FRONTLINE AND FRONTLINE 2012 LTD. “FRONTLINE 2012”) , FRONTLINE HAS FILED RELEVANT MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), INCLUDING A REGISTRATION STATEMENT OF FRONTLINE ON FORM F-4 (FILE NO. 333-206542), INITIALLY FILED ON AUGUST 24, 2015 AND SUBSEQUENTLY AMENDED, THAT INCLUDES A JOINT PROXY STATEMENT OF FRONTLINE 2012 AND FRONTLINE THAT ALSO CONSTITUTES A PROSPECTUS OF FRONTLINE. THE REGISTRATION STATEMENT WAS DECLARED EFFECTIVE BY THE SEC ON NOVEMBER 9, 2015. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN MAILED TO SHAREHOLDERS OF FRONTLINE 2012 AND FRONTLINE. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH OR FURNISHED TO THE SEC BY FRONTLINE THROUGH THE WEBSITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH OR FURNISHED TO THE SEC BY FRONTLINE WILL BE AVAILABLE FREE OF CHARGE ON FRONTLINE'S WEBSITE AT HTTP://WWW.FRONTLINE.BM. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATIONS AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE.

 ’  Agenda  Q3 2015 Highlights Financial ReviewMarket ReviewOutlookQ & A  Third Quarter 2015

 ’  Q3 2015 Company Highlights  In July 2015, the Company and Frontline 2012 Ltd entered into an agreement and plan of merger. Shareholder meetings of each of Frontline and Frontline 2012 will be held November 30, 2015 to vote to approve the Merger Agreement.Assuming approval and completion of the merger, the Board of Frontline has recommended implementing a dividend strategy to distribute quarterly dividends equal to or close to EPS adjusted for non recurring items. The timing and amount of dividends is at the discretion of the Board. The first dividend for the merged company is expected to be declared and paid in December 2015Ship Finance Lease Terminations:Front Glory, terminated in September, compensation payment of $2.2m received Front Splendour, terminated in October, compensation payment of $1.3m received Mindanao, terminated in November and expected redelivered in December, compensation payment of $3.3m expected to be received.November 23, 2015 Frontline agreed to purchase two Suezmax newbuilding contracts from Golden Ocean Group Limited at a purchase price of $55 million per vessel. Expected delivered in the first quarter of 2017  1  Third Quarter 2015

 ’  Q3 2015 Financial Highlights  Financial Review  2  Net income attributable to the Company : $17.4mNet income adjusted for non recurring items : $8.9mEPS : $0.09EPS adjusted for non recurring items : $0.045Average daily TCEsVLCC: $45,600Suezmax: $28,100

 ’  Income Statement  3  Financial Review

 ’  TCEs and Cash Cost Breakeven  4  VLCC 3Q 2015 TCE rates $/day  Estimated cash cost breakeven rates VLCC*$27,700/day  *Estimated cash cost breakeven rates for the remainder of 2015; includes bareboat hire / installments, interest loans, opex, drydock, and admin expenses.   Suezmax 3Q 2015 TCE rates $/day  Estimated cash cost breakeven rates Suezmax*$22,100/day  Financial Review

 ’  Ship Operating Expenses/Off-hire  Two Scheduled drydockings in Q4 2015  5  Financial Review

 ’  Balance Sheet  Financial Review  6

 ’  Market Review  Oil supply remained high during the quarterOil demand increased from Q2‘Forced’ storage of oilVessel speed up absorbed  7  Daily TCE rates (2012 to present)  3Q 15 Commentary

 ’  Time Charter Market  Source: Clarksons Platou  8  Market Review

 ’  VLCC Fleet Development  VLCC Fleet Growth(1)  (1) Net additions based on known orderbook and Frontline’s internal scrapping assumptions  Current orderbook stands at 107 vessels, or 18% of the fleetIn 2015, 26 vessels have been delivered YTD, with an estimated 1 delivery scheduled for the year  9  Third Quarter 2015  Source: Fearnleys/Frontline

 ’  Suezmax Fleet Development  Suezmax Fleet Growth(1)  (1) Net additions based on known orderbook and Frontline’s internal scrapping assumptions  Current orderbook stands at 94 vessels, or 21 % of the fleetIn 2015, 6 vessels have been delivered YTD, with an estimated 3 deliveries scheduled for the year  Third Quarter 2015  10  Source: Fearnleys/Frontline

 ’  Newbuilding Delivery Schedule  Source: Fearnleys  11  Market Review

Market Outlook

Bullish factors

- Oil supply looks to remain high
- Demand is supported by the low oil price
- Atlantic supply moves east
- Majority of refinery expansion East of Suez
- High crude volumes causes congestion and 'forced' storage
- Contango driven storage?

Risk factors

- Rally in the oil price
- Yard capacity / tanker orderbook
- Demolition slowdown
- Opec (Saudi) strategy change
- Inventory drawdown

FRONTLINE

12

’  Questions?  17